Exhibit 99.1 Corporate Communications

CNH Industrial to announce 2017 Full Year and Fourth Quarter financial results on January 30

London, January 19, 2018

CNH Industrial (NYSE: CNHI / MI: CNHI) announced today that its financial results for the Full Year and Fourth Quarter of 2017 will be released on Tuesday, January 30.

A live audio webcast of the 2017 Full Year and Fourth Quarter results conference call will begin at 4:00 p.m. CET / 3:00 p.m. GMT / 10:00 a.m. EST on Tuesday, January 30.

Details for accessing the webcast presentation are available at the following address: http://bit.ly/CNH_Industrial_FY_Q4_2017.

For those unable to participate in the live session, a replay will remain archived in the Investors section of the corporate website (www.cnhindustrial.com) for two weeks following the conference call.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom